Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2018 and 2017

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,	Jan. 1,
		2018	2017	2017
			Restated	Restated
	Note		(note 4)	(note 4)
Assets
Current assets
Cash and cash equivalents		$392,796	$356,499	$146,864
Trade and other receivables	6	124,173	155,522	152,567
Inventories	7	159,229	141,682	112,464
Prepaid expenses and other current assets		7,196	8,995	3,992
Other financial assets	8	8,859	2,841	3,397
Taxes receivable		20	3	17,319
		692,273	665,542	436,603
Receivables	6	33,284	32,459	32,648
Inventories	7	5,908	5,809	4,537
Other financial assets	8	20,061	22,461	30,848
Intangible assets - computer software		5,188	5,575	6,614
Property, plant and equipment	9	3,911,872	3,964,233	3,953,752
Deferred tax assets	16b	22,162	31,937	40,162
		$4,690,748	$4,728,016	$4,505,164
Liabilities
Current liabilities
Trade and other payables		$175,712	$199,117	$169,662
Taxes payable		16,775	10,794	4,419
Other liabilities	10	39,386	51,962	42,207
Other financial liabilities	11	6,864	26,760	13,495
Finance lease obligations	12	19,049	18,327	3,172
Long term debt	13	-	-	16,490
Deferred revenue	14	98,687	107,194	87,411
		356,473	414,154	336,856
Other financial liabilities	11	26,191	20,801	28,343
Finance lease obligations	12	63,572	66,246	9,760
Long term debt	13	978,190	979,575	1,215,674
Deferred revenue	14	490,697	494,736	528,835
Provisions	15	198,395	200,138	179,702
Pension obligations		19,062	22,221	28,379
Other employee benefits		107,095	108,397	89,273
Deferred tax liabilities	16b	305,752	309,403	328,263
		2,545,427	2,615,671	2,745,085
Equity
Share capital	17b	1,777,339	1,777,409	1,588,319
Reserves		(32,836)	(26,463)	(53,633)
Retained earnings		400,818	361,399	225,393
		2,145,321	2,112,345	1,760,079
		$4,690,748	$4,728,016	$4,505,164

Commitments (note 20)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended
		March 31,
		2018	2017
			Restated
	Note		(note 4)
Cash generated from (used in) operating activities:
Profit (loss) for the period		$41,445	$(10,029)
Tax expense	16a	31,658	14,666
Items not affecting cash:
Depreciation and amortization	5b	80,696	62,755
Share-based payment (recovery) expense	5c	(1,565)	3,322
Net finance expense	5e	36,926	42,376
Change in fair value of derivatives	5e	(2,631)	29
Change in deferred revenue related to stream	14	(25,936)	(21,758)
Change in taxes receivable/payable, net		(8,442)	(6,551)
Unrealized (gain) loss on warrants	5e	(5,557)	1,262
Pension and other employee benefit payments, net of accruals		143	(619)
Loss (gain) on investments at FVTPL	5e	2,040	(974)
Other and foreign exchange		(2,506)	798
Taxes paid		(14,480)	(4,682)
Operating cash flow before change in non-cash working capital		131,791	80,595
Change in non-cash working capital	21a	(429)	29,795
		131,362	110,390
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(46,443)	(40,566)
Net purchase of investments		(388)	229
Release of restricted cash		206	-
Net interest received		651	53
		(45,974)	(40,284)
Cash generated from (used in) financing activities:
Principal repayments		-	(64,123)
Interest paid		(37,375)	(11,406)
Financing costs		(4,230)	(6,360)
Payment of finance lease		(5,038)	(938)
Share issuance costs	17b	(70)	-
Dividends paid	17b	(2,026)	(1,775)
		(48,739)	(84,602)
Effect of movement in exchange rates on cash and cash equivalents		(352)	215
Net increase (decrease) in cash and cash equivalents		36,297	(14,281)
Cash and cash equivalents, beginning of period		356,499	146,864

Cash and cash equivalents, end of period		$392,796	$132,583

For supplemental information, see note 21.

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended
		March 31,
		2018	2017
			Restated
	Note		(note 4)
Revenue	5a	$386,656	$261,767
Cost of sales
Mine operating costs		185,277	142,456
Depreciation and amortization	5b	80,608	62,665
		265,885	205,121
Gross profit		120,771	56,646
Selling and administrative expenses		5,715	10,285
Exploration and evaluation expenses		7,342	1,988
Other operating expenses (income)	5d	7,849	(5,287)
Results from operating activities		99,865	49,660
Finance income	5e	(1,378)	(506)
Finance expenses	5e	38,304	42,882
Other finance (gain) loss	5e	(10,164)	2,647
Net finance expense		26,762	45,023
Profit before tax		73,103	4,637
Tax expense	16a	31,658	14,666

Profit (loss) for the period		$41,445	$(10,029)

Earnings (loss) per share - basic and diluted		$0.16	$(0.04)

Weighted average number of common shares outstanding:	18
Basic and Diluted		261,271,188	237,271,188

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended
	March 31,
	2018	2017
		Restated
		(note 4)
Profit (loss) for the period	$41,445	$(10,029)

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign operations	(8,025)	1,993
	(8,025)	1,993

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial gain (loss)	2,017	(1,949)
Tax effect	(365)	(182)
	1,652	(2,131)

Transferred to income statements:
Wind up of subsidiaries	-	3,021
	-	3,021

Other comprehensive (loss) income, net of tax, for the period	(6,373)	2,883

Total comprehensive income (loss) for the period	$35,072	$(7,146)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign
			currency
			translation	Investments at		Retained
			reserve	FVTPL		earnings	Total equity
	Share Capital	Other capital	(Restated, note	(Restated, note	Remeasure-	(Restated, note	(Restated, note
	(note 17)	reserves	4)	4)	ment reserve	4)	4)
Balance, January 1, 2017	$1,588,319	$28,837	$(12,164)	$-	$(70,306)	$225,393	$1,760,079
Loss	-	-	-	-	-	(10,029)	(10,029)
Other comprehensive income (loss)	-	-	5,014		(2,131)	-	2,883
Total comprehensive income (loss)	-	-	5,014	-	(2,131)	(10,029)	(7,146)
Contributions by and distributions to owners:
Dividends (note 17b)	-	-	-	-	-	(1,775)	(1,775)
Balance, March 31, 2017	$1,588,319	$28,837	$(7,150)	$-	$(72,437)	$213,589	$1,751,158
Profit	-	-	-	-	-	149,721	149,721
Other comprehensive income	-	-	19,702	-	4,585	-	24,287
Total comprehensive income	-	-	19,702	-	4,585	149,721	174,008
Contributions by and distributions to owners:
Equity issuance (note 17b)	195,295	-	-	-	-	-	195,295
Share issue costs, net of tax	(6,205)	-	-	-	-	-	(6,205)
Dividends (note 17b)	-	-	-	-	-	(1,911)	(1,911)
Total contributions by and distributions to owners	189,090	-	-	-	-	(1,911)	187,179
Balance, December 31, 2017	$1,777,409	$28,837	$12,552	$-	$(67,852)	$361,399	$2,112,345

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

			Foreign currency
	Share capital	Other capital	translation	Remeasurement
	(note 17)	reserves	reserve	reserve	Retained earnings	Total equity
Balance, January 1, 2018	$1,777,409	$28,837	$12,552	$(67,852)	$361,399	$2,112,345
Profit	-	-	-	-	41,445	41,445
Other comprehensive (loss) income	-	-	(8,025)	1,652	-	(6,373)
Total comprehensive (loss) income	-	-	(8,025)	1,652	41,445	35,072
Contributions by and distributions to owners:
Stock options exercised	(70)	-	-	-	-	(70)
Dividends (note 17b)	-	-	-	-	(2,026)	(2,026)

Balance, March 31, 2018	$1,777,339	$28,837	$4,527	$(66,200)	$400,818	$2,145,321

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

1.	Reporting entity

On January 1, 2017, HudBay Minerals Inc. amalgamated under the Canada Business Corporations Act with its subsidiaries Hudson Bay Mining and Smelting Co., Limited and Hudson Bay Exploration and Development Company Limited to form Hudbay Minerals Inc. (“HMI” or the “Company”). The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2018 and 2017 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Wholly owned subsidiaries as at March 31, 2018, include HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc. and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 3 in the audited consolidated financial statements for the year ended December 31, 2017, and have been consistently applied in the preparation of these interim financial statements.

As a result of the application of IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the Group has amended the relevant accounting policies. Refer to Note 3 for further information.

The Board of Directors approved these interim financial statements on May 2, 2018.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(b)	Functional and presentation currency:

The Group's interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except the Company’s Manitoba Business Unit, which has a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

(c)	Use of judgement:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The interim financial statements reflect the judgements outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2017.

(d)	Use of estimates and assumptions:

The preparation of the interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The interim financial statements reflect the estimates outlined by the Group in its audited consolidated financial statements for the year ended December 31, 2017.

3.	Significant accounting policies

These interim financial statements reflect the accounting policies applied by the Group in its audited consolidated financial statements for the year ended December 31, 2017 and comparative periods.

As a result of the application of IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the Group has amended the relevant accounting policies as recast below.

(a)	Financial Instruments:

Non-derivative financial instruments are initially recognized at fair value plus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

The classification of financial assets is based on the results of the contractual characteristics test and the business model assessment which will result in the financial asset being classified as either: amortized cost, fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVTOCI”).

(i)	Non-derivative financial instruments – classification:

Financial assets at fair value through profit or loss

Provisionally priced copper sales receivables, warrants, investments in securities of junior mining companies and the Group’s joint venture receivables are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value are reported in other finance income/expense in the consolidated income statements.

Amortized cost

Cash, restricted cash, trade and other receivables and non-provisional sales receivables are classified as and measured at amortized cost and are carried at amortized cost using the effective interest rate method, less impairment losses, if any.

Non-derivative financial liabilities

Accounts payable and senior unsecured notes are initially recognised at FVTPL and subsequently accounted for at amortized cost, using the effective interest rate method. The amortization of senior unsecured notes issue costs is calculated using the effective interest rate method.

(ii)	Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group's expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)	Embedded derivatives:

For financial liabilities, the Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)	Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are generally used for assets held or liabilities to be issued; asking prices are generally used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
−	Level 2:

Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

−	Level 3	Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 19.

(v)	Impairment of financial instruments:

The Group recognizes loss allowances for Expected Credit Losses (“ECL”) for trade receivables not measured at FVTPL.

Loss allowances for trade receivables are measured at an amount equal to lifetime ECL. ECL is a probability-weighted estimate and measured as at the present value of all cash shortfalls including the impact of forward looking information.

The loss allowance is presented as a deduction to trade receivables in the balance sheets.

(vi)	Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes financial liabilities when its contractual obligations are discharged, cancelled or expire or when its terms are modified and the cash flows of the modified liability are substantially different.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(b)	Revenue:

Revenue from the sale of goods to customers is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue. Revenue from the sale of by-products is included within revenue.

Sales revenue is recognized when control of the goods sold has been transferred to the buyer. Control is deemed to have passed to the customer when significant risk and reward of the product has passed to the buyer, Hudbay has a present right to payment and physical possession of the product has been transferred to the buyer. Sale of concentrate and finished zinc frequently occur under the following terms, and management has assessed these terms in order to determine timing of transfer of control.

Incoterms used by Hudbay	Revenue recognized when goods arrive at:
Cost, Insurance & Freight (CIF)	Named port of shipment
Free on Board (FOB)	Named port of shipment
Delivered at place (DAP)	Named place of destination
Delivered at terminal (DAT)	Named place of destination
Free Carrier (FCA)	Named place of delivery

Sales of concentrate and certain other products are provisionally priced. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are achieved, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Therefore, revenue is initially recorded based on an initial provisional invoice. Subsequently, at each reporting date, until the provisionally priced sale is finalized, sales receivables are marked to market, with adjustments (both gains and losses) recorded within revenue separately as “Revenue not derived from contracts” on the consolidated income statements and in trade and other receivables on the consolidated balance sheets. As per IFRS 15 Revenue, variability in price is deemed to be fair value movements on provisionally priced receivables under the scope of IFRS 9 Financial Instruments; variability in quantities is deemed to be variable consideration. The variable consideration from weights and assay changes to quantities has been assessed to be insignificant to warrant precluding revenue being recorded as a result of possible future sales reversals. An annual analysis of the accuracy of our weights and assays will be completed, and if the accuracy rate falls below a certain threshold, management may record a provision due to a high risk of a significant revenue reversal. The Group only includes in the transaction price an amount which is not highly likely to be subject to subsequently significant revenue reversal.
Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. Where significant, costs and the transaction price are allocated on a relative stand alone selling basis to this separate performance obligations and are recognized over the period of time the goods sold are shipped, on a gross basis.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition. There is a significant financing component associated with the revenue streaming arrangements since funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues. A market based discount rate is utilized at the inception of each of the respective stream agreements to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident are transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

4.	New standards

New standards and interpretations adopted

(a)	IFRS 9, Financial Instruments (“IFRS 9”)

Issued on July 24, 2014, IFRS 9 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement. The standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted (subject to local endorsement requirements).

The Group has finalized its determination of the effect of adoption of IFRS 9 on its consolidated financial statements:

−

Investments previously classified as Available for Sale (“AFS”) investments are no longer measured at FVTOCI. Under IFRS 9, they are measured at FVTPL. Retrospectively, the accumulated OCI reserve balance is closed to retained earnings, resulting in an opening retained earnings adjustment. The change in fair value of the investments is restated and recognized as finance income/expense retrospectively and going forward. A line item within finance income and expenses called “Change in the fair value of financial assets and liabilities at fair value through profit or loss: Investments” was utilized for changes in fair value of the investments. The restatement caused an increase to previously reported retained earnings for the consolidated balance sheets of January 1, 2017 and December 31, 2017.

−

There is no longer a concept of impairment to such investments under IFRS 9; all impairments of AFS investments that had been recognized within the consolidated income statements were restated and re-classified to the “Change in the fair value of financial assets and liabilities at fair value through profit or loss: Investments” line item. There was no impact to earnings as a result of this.

−

The embedded derivatives within our provisionally priced sales receivables are no longer bifurcated from the accounts receivable recorded; therefore, both are presented together on the balance sheets, and provisionally priced sales receivables are recorded at FVTPL.

−	An expected credit loss model is used to impair any financial assets measured at amortized cost when material. No material impacts were noted.

The Group applied this amendment on January 1, 2018 retrospectively. Changes to previously reported balances are disclosed in Note 4(d).

(b)	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15 which is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The Group has finalized its determination of the effect of adoption of IFRS 15 on its consolidated financial statements:

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

Metal revenue not subject to precious metals stream contracts

−	The Group does not have any differences pertaining to the timing or the amount of revenue recognition for either concentrate (copper, zinc, molybdenum) or finished zinc sales.

−

Within sales contracts with customers, separate performance obligations may arise pertaining to the shipping of goods sold. Where significant, costs and the revenue allocated to this separate performance obligation are recognized over the period of time the goods sold are shipped, on a gross basis. No material impacts occurred as a result of separate performance obligations.

−

The Group has disclosed revenue generated from changes in mark-to-market of its provisionally priced sales separately from revenue from contracts. This has created differences in revenue by metal type as reported previously due to fair value adjustments subsequent to initial provisional invoicing being reported on a separate line.

Metal revenue subject to precious metal stream contracts

−

Since the stream deposits were received in advance of the Group’s performance of its obligation, there is an inherent financing component in the transactions. The Group’s deferred revenue balance associated with stream transactions was increased to reflect interest accretion since initial recognition of the transactions due to the recognition of a significant financing component on existing streaming transactions. The increased deferred revenue balance increases the realized deferred revenue per unit of metal sold pursuant to the stream transactions.

−

The Group has determined that the stream contracts are within the scope of IFRS 15 variable consideration guidance. As such, the deferred revenue drawdown rate requires the use of certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident are transferable to reserves. With this approach, it is highly probable that changes in subsequent reserve and resource estimates will not result in a significant revenue reversal of previously recognized revenue. The impact of this adjustment, in isolation, is to lower the deferred revenue drawdown rate compared to previously reported rates.

−

As a result of the above changes to the accounting for stream contracts, adjustments to previously reported periods caused a material net increase to previously reported precious metals revenues and finance expenses as well as increases to the carrying value of the deferred revenue deposit.

−

For the Peru segment, the interest accretion of the deferred revenue balance during the site’s pre- commercial phase has been capitalized. This has resulted in an increase to Property, Plant & Equipment, net of impairment adjustments related to changes in the Peru cash generating unit’s carrying value resulting from the restatement.

The Group applied this amendment on January 1, 2018 retrospectively. Changes to previously reported balances are disclosed in Note 4(d).

(c)	IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. The Interpretations Committee concluded that the exchange rate should be the rate used to initially measure the non-monetary asset (prepaid asset) or liability (deferred credit) when the advance was made. If there were multiple advances, each receipt or payment would be measured at the date the non-monetary asset or liability is recognized. This interpretation is effective for annual periods beginning on or after January 1, 2018, is consistent with the Group’s existing policies, and therefore does not have any effect on the Group’s financial results.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(d)	New standards adopted - Impact summary

Condensed Consolidated Interim Balance Sheet

	January 1, 2017
	As reported		IFRS 9	IFRS 15	Restated
Property, plant and equipment	$3,865,823	$		87,929	$3,953,752
Deferred tax assets [1]	45,103		-	(4,941)	40,162
Deferred revenue (current)	65,619		-	21,792	87,411
Deferred revenue (non-current)	472,233		-	56,602	528,835
Deferred tax liabilities [1]	320,536		-	7,727	328,263
Reserves	(42,040)		(5,025)	(6,568)	(53,633)
Retained Earnings	216,933		5,025	3,435	225,393

1 Refer to note 16(b) for further information

	December 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Property, plant and equipment	$3,880,894	$-	$83,339 $	3,964,233
Deferred tax assets	35,989	-	(4,052)	31,937
Deferred revenue (current)	49,907	-	57,287	107,194
Deferred revenue (non-current)	448,137	-	46,599	494,736
Deferred tax liabilities	302,092	-	7,311	309,403
Reserves	(10,300)	(10,424)	(5,739)	(26,463)
Retained Earnings	377,146	10,424	(26,171)	361,399

Condensed Consolidated Interim Income Statement

	March 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Revenue	$253,157	$-	$8,610 $	261,767
Depreciation and amortization	61,551	-	1,114	62,665
Finance expense	26,406	-	16,476	42,882
Other finance loss	3,571	(924)	-	2,647
Profit before tax	12,693	924	(8,980)	4,637
Tax expense	14,998	-	(332)	14,666
Loss for the period	(2,305)	924	(8,648)	(10,029)
Other comprehensive income for the period	3,685	(924)	122	2,883
Loss per share - Basic and diluted	(0.01)	-	(0.03)	(0.04)

Condensed Consolidated Interim Statement of Cash Flow

	March 31, 2017
	As reported	IFRS 9	IFRS 15	Restated
Loss for the period	$(2,305)	$924	$(8,648)	$(10,029)
Tax expense	14,998	-	(332)	14,666
Depreciation and amortization	61,641	-	1,114	62,755
Net finance expense	25,900	-	16,476	42,376
Change in deferred revenue related to stream	(13,148)	-	(8,610)	(21,758)
Gain on investments at FVTPL	-	(974)	-	(974)
Gain on available-for-sale investments	(83)	83	-	-
Other and foreign exchange	831	(33)	-	798

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

New standards and interpretations not yet adopted

(e)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases (“IAS 17”), and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts, which will cause, with limited exceptions, most leases to be recorded ‘on balance sheet’. The Group has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

5.	Revenue and expenses

(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31,
	2018	2017
		(Restated)
Copper	$256,871	$157,902
Zinc	90,923	77,309
Gold	36,607	35,524
Silver	22,176	16,987
Other	4,220	1,112
	410,797	288,834
Revenue not derived from contracts[1]	(38)	(8,278)
	410,759	280,556
Treatment and refining charges	(24,103)	(18,789)
	$386,656	$261,767

1Revenue not derived from contracts represent mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

(b)	Depreciation and amortization

 Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the consolidated income statements as follows:

	Three months ended
	March 31,
	2018	2017
		(Restated)
Cost of sales	$80,608	$62,665
Selling and administrative expenses	88	90

	$80,696	$62,755

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(c)	Share-based payment expenses

Share-based payment expenses are reflected in the condensed consolidated interim income statements as follows:

	Cash-settled		Total share-based
			payment expense
	RSUs	DSUs	(recovery)
Three months ended March 31, 2018
Cost of sales	$17	$-	$17
Selling and administrative expenses	(586)	(969)	(1,555)
Other operating income	(27)	-	(27)

	$(596)	$(969)	$(1,565)
Three months ended March 31, 2017
Cost of sales	$438	$-	$438
Selling and administrative expenses	1,893	738	2,631
Other operating expenses	253	-	253

	$2,584	$738	$3,322

(d)	Other operating expenses (income)

	Three months ended
	March 31,
	2018	2017
Regional costs	$761	$1,235
Constancia insurance recovery	-	(8,707)
Pampacancha delivery obligation	7,218	-
Other (income) expense	(130)	2,185

	$7,849	$(5,287)

During the first quarter of 2018, the Group recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals (“Wheaton”) as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until 2019.

During the first quarter of 2017, the Group accounted for amounts to be received from its insurers and counterparties to partially indemnify the Group for losses suffered as a result of an incident in 2015 that caused damage to Line 2 of the Constancia processing facilities and a delay in commissioning the process plant.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(e)	Finance income and expenses

	Three months ended
	March 31,
	2018	2017
		(Restated)
Finance income	$(1,378)	$(506)
Finance expense
Interest expense on long-term debt	19,518	22,919
Accretion on financial liabilities at amortized cost	314	329
Accretion on deferred revenue	16,182	16,476
Unwinding of discounts on provisions	1,118	1,008
Withholding taxes	2,337	2,433
Other finance expense	2,126	2,998
	41,595	46,163
Interest capitalized	(3,291)	(3,281)
	38,304	42,882
Other finance losses (gains)
Net foreign exchange (gain) loss	(4,016)	2,330
Change in fair value of financial assets and liabilities at fair value through profit or loss:
Hudbay warrants	(5,557)	1,262
Embedded derivatives	(2,631)	29
Investments	2,040	(974)
	(10,164)	2,647

Net finance expense	$26,762	$45,023

Interest expense related to certain long-term debt has been capitalized to the Rosemont project until commercial production is reached.

Other finance expense relates primarily to non-interest facility fees on financing instruments.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

6.	Trade and other receivables

	Mar. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Trade receivables	$112,361	$119,055	$85,386
Fair value movements on provisionally priced receivables	(7,911)	17,427	12,538
Statutory receivables	13,943	13,961	43,808
Receivable from joint venture partners	2,355	2,808	-
Other receivables	3,425	2,271	10,835
	124,173	155,522	152,567
Non-current
Taxes receivable	14,250	14,394	12,424
Receivable from joint venture partners	17,428	16,414	18,681
Other receivables	1,606	1,651	1,543
	33,284	32,459	32,648

	$157,457	$187,981	$185,215

As at March 31, 2018, $12,840 (December 31, 2017 and January 1, 2017 - $10,905 and $42,273, respectively) of the current statutory receivables relates to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures and operating expenses.

The non-current receivable from joint venture partners is for the Group’s joint venture partner for the Rosemont project in Arizona.

7.	Inventories

	Mar. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Stockpile	$21,095	$13,468	$9,368
Work in progress	16,428	14,552	9,100
Finished goods	78,368	71,906	54,583
Materials and supplies	43,338	41,756	39,413
	159,229	141,682	112,464
Non-current
Materials and supplies	5,908	5,809	4,537

	$165,137	$147,491	$117,001

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $231,291 for the three months ended March 31, 2018 (three months ended March 31, 2017 - $180,583).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

8.	Other financial assets

	Mar. 31, 2018	Dec. 31, 2017	Jan1, 2017
Current
Derivative assets	$8,859	$2,841	$3,397

Non-current
Investments at fair value through profit or loss	20,061	22,255	13,700
Restricted cash	-	206	17,148
	20,061	22,461	30,848

	$28,920	$25,302	$34,245

Investments at fair value through profit or loss

Investments at fair value through profit or loss consist of securities in Canadian metals and mining companies, all of which are publicly traded.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

9.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Mar. 31, 2018	Cost	amortization	amount
Exploration and evaluation assets	$22,600	$-	$22,600
Capital works in progress	896,483	-	896,483
Mining properties	1,972,191	(708,952)	1,263,239
Plant and equipment	2,585,308	(855,758)	1,729,550

	$5,476,582	$(1,564,710)	$3,911,872

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2017 (Restated)	Cost	amortization	amount
Exploration and evaluation assets	$23,010	$-	$23,010
Capital works in progress	933,531	-	933,531
Mining properties	1,975,061	(683,183)	1,291,878
Plant and equipment	2,536,019	(820,205)	1,715,814

	$5,467,621	$(1,503,388)	$3,964,233

		Accumulated
		depreciation
		and	Carrying
Jan.1, 2017 (Restated)	Cost	amortization	amount
Exploration and evaluation assets	$15,015	$-	$15,015
Capital works in progress	844,759	-	844,759
Mining properties	1,852,705	(529,242)	1,323,463
Plant and equipment	2,385,995	(615,480)	1,770,515

	$5,098,474	$(1,144,722)	$3,953,752

10.	Other liabilities

	Mar. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Current
Provisions (note 15)	$ 18,617	$ 27,370	$ 14,367
Pension liability	18,042	19,401	24,635
Other employee benefits	2,727	2,756	2,356
Unearned revenue	-	2,435	849

	39,386	51,962	42,207

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

11.	Other financial liabilities

	Mar. 31, 2018	Dec. 31, 2017	Jan1, 2017
Current
Derivative liabilities	$416	$16,140	$10,682
Warrants at fair value through profit and loss	1,216	6,961	-
Contingent consideration - gold price option	383	732	-
Other financial liabilities at amortized cost	2,744	2,630	2,813
Embedded derivatives	2,105	297	-
	6,864	26,760	13,495

Non-current
Contingent consideration - gold price option	-	-	570
Warrants at fair value through profit and loss	-	-	7,588
Other financial liabilities at amortized cost	20,096	19,938	20,185
Embedded derivatives	6,095	863	-
	26,191	20,801	28,343

	$33,055	$47,561	$41,838

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta Resource Corporation. Derivative liabilities are carried at their fair value with changes in fair value recorded to the consolidated income statements. The fair value adjustments for hedging type derivatives are recorded in revenue. Fair value adjustments for contract derivatives, warrants and the gold option derivatives are recorded in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and is remeasured at each reporting date with the change in the fair value being recognized as unrealized gains or losses in finance income and expense.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

12.	Finance lease obligations

	Mar. 31, 2018	Dec. 31, 2017	Jan1, 2017
Total minimum lease payments	$87,459	$89,750	$13,720
Effect of discounting	(4,838)	(5,177)	(788)
Present value of minimum lease payments	82,621	84,573	12,932
Less: current portion	(19,049)	(18,327)	(3,172)
	63,572	66,246	9,760

Minimum payments under finance leases
Less than 12 months	21,395	20,186	3,508
13 - 36 months	41,245	40,253	6,667
37 - 60 months	24,819	29,311	3,545
	$87,459	$89,750	$13,720

The Group has entered into equipment leases for its South American and Manitoba business units which expire between 2020 and 2023 and with interest rates between 1.95% to 4.45%, per annum. The Group has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. The Group’s obligations under finance leases are secured by the lessor’s title to the leased assets. The present value of the net minimum lease payments has been recognized as a finance lease asset, which was included as a non-cash addition to property plant and equipment, and a corresponding amount as a finance lease obligation. The fair value of the finance lease liabilities approximates their carrying amount.

13.	Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
Senior unsecured notes (a)	$986,023	$987,903	$986,574
Equipment finance facility (b)	-	-	50,267
Senior secured revolving credit facility (c)	-	-	202,075
Less: Unamortized transaction costs - revolving credit facilities (d)	(7,833)	(8,328)	(6,752)
	978,190	979,575	1,232,164
Less: current portion	-	-	(16,490)

	$978,190	$979,575	$1,215,674

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(a)	Senior unsecured notes

Balance, January 1, 2017	$986,574
Addition to Principal, net of transaction costs	(133)
Change in fair value of embedded derivative (prepayment option)	450
Accretion of transaction costs and premiums	1,012
Balance, December 31, 2017	$987,903
Change in fair value of embedded derivative (prepayment option)	(2,144)
Accretion of transaction costs and premiums	264

Balance, March 31, 2018	$986,023

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company’s subsidiaries, other than HudBay (BVI) Inc. and certain excluded subsidiaries, which include the Company’s subsidiaries that own an interest in the Rosemont project and any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

(b)	Equipment finance facility

Balance, January 1, 2017	$50,267
Transaction costs	(326)
Payments made	(54,364)
Write-down of unamortized transaction costs	3,552
Accretion of transaction costs	871
Balance, December 31, 2017	$-

The equipment finance facility was repaid and extinguished during the third quarter of 2017 resulting in the write-down of unamortized transaction costs.

(c)	Senior secured revolving credit facilities

Balance, January 1, 2017	$202,075
Addition to Principal	25,000
Payments made	(227,075)
Balance, December 31, 2017	$-

On July 14, 2017, the Group entered into amendments to its two senior credit facilities to secure both facilities with substantially all of the Group’s assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 3.00%, based on financial results for the twelve months ended June 30, 2017. The two facilities have substantially similar terms and conditions.

The South American business unit has $77,568 in letters of credit issued under the Peru facility to support its reclamation obligations. The Manitoba business unit has $55,209 in letters of credit issued under the Canada facility to support its reclamation and pension obligations. Given that these letters of credit are issued under the senior credit facilities, no cash collateral is required to be posted.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(d)	Unamortized transaction costs - revolving credit facilities

Balance, January 1, 2017	$6,752
Accretion of transaction costs	(3,291)
New transaction costs	4,867
Balance, December 31, 2017	$8,328
Accretion of transaction costs	(541)
New transaction costs	46

Balance, March 31, 2018	$7,833

14.	Deferred revenue

On August 8, 2012 and November 4, 2013, the Group entered into precious metals stream transactions with Wheaton whereby the Group has received aggregate deposit payments of $885,000 against delivery of (i) 100% of payable gold and silver from the 777 mine until the end of 2016, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life; and (ii) 100% of payable silver and 50% of payable gold from the Constancia mine.

In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Wheaton over the life of the 777 and Constancia operations. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

In February 2010, Augusta Resource Corporation entered into a precious metals stream transaction with Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

With the implementation of IFRS 15 as of January 1, 2018, the Group has determined that precious metals stream contracts are subject to variable consideration and contain a significant financing component. As such, the Company now recognizes a financing charge at each reporting period and will gross up the deferred revenue balance to recognize the significant financing element that is part of these contracts. Furthermore, the Company now amortizes the deferred revenue balance using a higher base, by including the portion of mineral resources expected to be converted into mineral reserves over the life of the mine. Previously, deferred revenue was amortized over only proven and probable reserves.

The Group restated prior year comparative information to reflect the impact of the adoption of this standard in the Company’s interim financial statements.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

The following table summarizes changes in deferred revenue:

Balance, January 1, 2017 (Restated)	$616,246
Recognition of revenue	(88,744)
Accretion	66,414
Effects of changes in foreign exchange	8,014
Balance, December 31, 2017 (Restated)	$601,930
Recognition of revenue	(25,936)
Accretion	16,182
Effects of changes in foreign exchange	(2,792)

Balance, March 31, 2018	$589,384

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2018	Dec. 31, 2017	Jan.1, 2017
		(Restated)	(Restated)
Current	$98,687	$107,194	$87,411
Non-current	490,697	494,736	528,835

	$589,384	$601,930	$616,246

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

15.	Provisions

Reflected in the condensed consolidated interim balance sheets as follows:

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share	share
Mar. 31, 2018	liabilities	units	units	Other	Total
Current (note 10)	$2,510	$5,464	$10,163	$480	$18,617
Non-current	195,954	-	2,368	73	198,395

	$198,464	$5,464	$12,531	$553	$217,012

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share	share
Dec. 31, 2017	liabilities	units	units	Other	Total
Current (note 10)	$2,344	$6,623	$17,119	$1,284	$27,370
Non-current	197,697	-	2,290	151	200,138

	$200,041	$6,623	$19,409	$1,435	$227,508

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share	share
Jan. 1, 2017	liabilities	units	units	Other	Total
Current (note 10)	$1,054	$3,933	$8,451	$929	$14,367
Non-current	176,242	-	2,601	859	179,702

	$177,296	$3,933	$11,052	$1,788	$194,069

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

16.	Income and mining taxes

(a)	Tax expense (recoveries):

The tax expense (recoveries) is applicable as follows:

	Three months ended
	March 31,
	2018	2017
		(Restated)
Current
Income taxes	$15,014	$7,132
Mining Taxes	6,943	4,545
Adjustments in respect of prior years	965	(445)
	22,922	11,232
Deferred
Income taxes (recoveries) - origination, revaluation and/or reversal of temporary differences:	9,219	2,998
Mining taxes (recoveries) - origination, revaluation and/or reversal of temporary differences:	(299)	701
Adjustments in respect of prior years	(184)	(265)
	8,736	3,434
	$31,658	$14,666

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities.

(b)	Deferred tax assets and liabilities as represented on the condensed consolidated interim balance sheets:

	Mar. 31, 2018	Dec. 31, 2017	Jan. 1, 2017
		(Restated)	(Restated)
Deferred income tax asset	$22,162	$31,937	$40,162

Deferred income tax liability	(288,433)	(291,665)	(310,772)
Deferred mining tax liability	(17,319)	(17,738)	(17,491)
	(305,752)	(309,403)	(328,263)

Net deferred tax liability balance, end of period	$(283,590)	$(277,466)	$(288,101)

As of January 1, 2017 the deferred tax assets and deferred tax liabilities attributable to Canada are disclosed as a net deferred tax asset. This follows from the amalgamation between HudBay Minerals Inc. and its former subsidiaries, Hudson Bay Mining and Smelting Co., Limited (“HBMS”) and Hudson Bay Exploration and Development Company Limited.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

(c)	Changes in deferred tax assets and liabilities:

	Three months ended	Year ended
	Mar. 31, 2018	Dec. 31, 2017
		(Restated)
Net deferred tax liability balance, beginning of year	$(277,466)	$(288,101)
Deferred income tax (expense) recovery	(8,736)	16,542
OCI transactions	(365)	(3,845)
Items charged directly to equity	-	2,238
Foreign currency translation on the deferred tax liability	2,977	(4,300)

Net deferred tax liability balance, end of period	$(283,590)	$(277,466)

17.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2018		Dec. 31, 2017
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	261,271,188	$1,777,409	237,271,188	$1,588,319
Equity issuance	-	-	24,000,000	195,295
Share issue costs, net of tax	-	(70)	-	(6,205)

Balance, end of period	261,271,188	$1,777,339	261,271,188	$1,777,409

During the three months ended March 31, 2018, the Company paid $2,026 in dividends on March 29, 2018 to shareholders of record as of March 9, 2018. During the three months ended March 31, 2017, the Company paid $1,775 in dividends on March 31, 2017 to shareholders of record as of March 10, 2017.

18.	Earnings (loss) per share data

	Three months ended
	March 31,
	2018	2017

Basic & diluted weighted average common shares outstanding	261,271,188	237,271,188

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

19.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of the Group's financial instruments and non-financial derivatives:

	Mar. 31, 2018		Dec. 31, 2017		Jan. 1, 2017
			(Restated)		(Restated)

Recurring measurements	FV	CV	FV	CV	FV	CV
Loans and receivables
Cash and cash equivalents [1]	$392,796	$392,796	$356,499	$356,499	$146,864	$146,864
Restricted cash[1]	-	-	206	206	17,148	17,148
Trade and other receivables1, [2]	137,175	137,175	142,199	142,199	116,445	116,445
Fair value through profit or loss
FV movements on provisionally priced receivables[3]	(7,911)	(7,911)	17,427	17,427	12,538	12,538
Non-hedge derivative assets[3]	8,859	8,859	2,841	2,841	3,397	3,397
Prepayment option - embedded derivatives[7]	6,124	6,124	3,980	3,980	4,430	4,430
Investments at FVTPL[4]	20,061	20,061	22,255	22,255	13,700	13,700
Total financial assets	557,104	557,104	545,407	545,407	314,522	314,522
Financial liabilities at amortized cost
Trade and other payables1, [2]	167,516	167,516	192,448	192,448	163,027	163,027
Finance leases	82,621	82,621	84,573	84,573	12,932	12,932
Other financial liabilities[5]	20,458	22,840	19,625	22,568	17,231	22,998
Senior unsecured notes[6]	1,057,144	992,147	1,082,740	991,883	1,040,178	991,004
Equipment finance facility[8]	-	-	-	-	50,267	50,267
Senior secured revolving credit facilities[8]	-	-	-	-	202,075	202,075
Unamortized transaction costs[8]	(7,833)	(7,833)	(8,328)	(8,328)	(6,752)	(6,752)
Fair value through profit or loss
Embedded derivatives[3]	8,038	8,038	1,533	1,533	86	86
Warrant liabilities[3]	1,216	1,216	6,961	6,961	7,588	7,588
Option liabilities[3]	383	383	732	732	570	570
Non-hedge derivative liabilities[1,3]	416	416	16,140	16,140	10,682	10,682
Total financial liabilities	1,329,959	1,267,344	1,396,424	1,308,510	1,497,884	1,454,477
Net financial liability	$(772,855)	$(710,240)	$(851,017)	$(763,103)	$(1,183,362)	$(1,139,955)

[1]

Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.

[4]

All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments also include warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

[5]

These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 11). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.

[6]	Fair value of the senior unsecured notes (note 13) has been determined using the quoted market price at the period end.
[7]

Fair value of the prepayment option embedded derivative related to the long-term debt (note 13) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

[8]	The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Movement of provisionally priced receivables	$-	$(7,911)	$-	$(7,911)
Non-hedge derivatives	-	8,859	-	8,859
Investments at FVTPL	20,061	-	-	20,061
Prepayment option embedded derivative	-	6,124	-	6,124

	$20,061	$7,072	$-	$27,133
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$8,038	$-	$8,038
Non-hedge derivatives	-	416	-	416
Option liability	-	383	-	383
Warrant liabilities	1,216	-	-	1,216

	$1,216	$8,837	$-	$10,053

December 31, 2017 (Restated)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Movement of provisionally priced receivables	$-	$17,427	$-	$17,427
Non-hedge derivatives	-	2,841	-	2,841
Investments at FVTPL	21,973	282	-	22,255
Prepayment option embedded derivative	-	3,980	-	3,980

	$21,973	$24,530	$-	$46,503
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	$-	$1,533	$-	$1,533
Non-hedge derivatives	-	16,140	-	16,140
Option liability	-	732	-	732
Warrant liabilities	6,961	-	-	6,961

	$6,961	$18,405	$-	$25,366

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

January 1, 2017 (Restated)	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Movement of provisionally priced receivables	$-	$12,538	$-	$12,538
Non-hedge derivatives	-	3,397	-	3,397
Investments at FVTPL	12,018	192	1,490	13,700
Prepayment option embedded derivative	-	4,430	-	4,430

	$12,018	$20,557	$1,490	$34,065
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$86	$-	$86
Non-hedge derivatives	-	10,682	-	10,682
Option liability	-	570	-	570
Warrant liability	7,588	-	-	7,588

	$7,588	$11,338	$-	$18,926

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. During the year ended December 31, 2017, the Group concluded that the value of the investment was unlikely to be recoverable and revalued the investment to zero.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2018, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2018, the Group had 33,500 tonnes of net copper swaps outstanding at an effective average price of $3.15/lb and settling across April 2018 to July 2018. At December 31, 2017, the Group had 34,500 tonnes of net copper swaps outstanding at an average fixed receivable price $3.10/lb, which settled across January 2018 to April 2018. The aggregate fair value of the transactions at March 31, 2018 was an asset position of $8,453 (December 31, 2017 and January 1, 2017 a liability position of $13,786 and $8,657, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. At March 31, 2018 and December 31, 2017, the Group held no gold or silver forward sales contracts.

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At March 31, 2018, the Group held contracts for forward zinc purchased of 4,529 tonnes (December 31, 2017 – 2,808 tonnes) that related to forward customer sales of zinc. Prices range from $2,534 to $3,591 per tonne (December 31, 2017 – $2,534 to $3,292) and settlement dates extend to December 2018. The aggregate fair value of the transactions at March 31, 2018 was net liability position of $10 (December 31, 2017 and January 1, 2017 – a net asset position of $487 and $1,373 respectively).

(c)	Embedded derivatives

Changes in fair value of provisionally priced receivables

The Group records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at March 31, 2018, the Group’s net position consisted of contracts awaiting final pricing for sales of 33,594 tonnes of copper (December 31, 2017 – 38,027 tonnes). As of March 31, 2018, there are also 580,845 tonnes of zinc (December 31, 2017 – 6,412 tonnes) awaiting final pricing. In addition, at March 31, 2018, the Group’s net position consisted of contracts awaiting final pricing for sales of 14,048 ounces of gold and 110,829 ounces of silver (December 31, 2017 – 24,553 ounces of gold and 172,886 ounces of silver).

As at March 31, 2018, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of $3.04/lb (December 31, 2017 – $3.29/lb), $1.49/oz (December 31, 2017 – $1.51/oz), $1,324/oz (December 31, 2017 – $1,309/oz) and $16.25/oz (December 31, 2017 – $17.10/oz), respectively.

The aggregate changes in fair value of provisionally priced receivables within the copper and zinc concentrate sales contracts at March 31, 2018, was a liability position of $7,911 (December 31, 2017 and January 1, 2017 – an asset position of $17,427 and $12,538 respectively). The aggregate fair value of other embedded derivatives at March 31, 2018, was a liability position of $820 (December 31, 2017 and January 1, 2017 – a liability position of $1,533 and $86, respectively).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

Prepayment option embedded derivative

The senior unsecured notes (note 13) contain prepayment options, which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 5e). The fair value of the embedded derivative at March 31, 2018 was an asset of $6,124 (December 31, 2017 and January 1, 2017 - an asset of $3,980 and $4,430, respectively).

Pampacancha delivery obligation

The Group has recognized an obligation to deliver additional precious metal credits to Wheaton as a result of the Group’s expectation that mining at the Pampacancha deposit will not begin until 2019. The fair value of the embedded derivative at March 31, 2018 was a liability of $7,218 (December 31, 2017 – nil).

(d)	Warrants and option liabilities

A total of 22,391,490 warrants were issued as a result of the acquisition of Augusta Resource Corporation which entitle the holder to acquire a common share of the Company at a price of C$15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

The purchase price of the acquisition of New Britannia Mine and Mill contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018.

20.	Capital commitments

As at March 31, 2018, the Group had outstanding capital commitments in Canada of approximately $17,935 primarily related to committed long-lead orders for the paste plant and Stall concentrator, of which approximately $1,783 cannot be terminated by the Group, approximately $87,903 in Peru primarily related to sustaining capital costs, all of which can be terminated by the Group and approximately $161,368 in Arizona, primarily related to its Rosemont project, of which approximately $78,183 cannot be terminated by the Group.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

21.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended
	March 31,
	2018	2017

Change in:
Trade and other receivables	$26,287	$53,175
Other financial assets/liabilities	(21,757)	(5,793)
Inventories	(12,948)	(15,417)
Prepaid expenses and other current assets	1,597	365
Trade and other payables	(3,261)	(22,710)
Changes in taxes payable/receivable	8,442	6,551
Other	1,211	13,624

	$(429)	$29,795

(b)	Non-cash transactions:

During the three months ended March 31, 2018, the Group entered into the following non-cash investing and financing activities which are not reflected in the consolidated statements of cash flows:

−	Remeasurements of the Group's decommissioning and restoration liabilities for the three months ended March 31, 2018 led to a net increase in related property, plant and equipment assets of $1,142 (three months ended March 31, 2017 - $5,845) mainly as a result of increased open pit mining activity and the resulting higher disturbance.

−	Property, plant and equipment included $2,510 of net additions related to capital additions under finance lease (March 31, 2017 - $6,345).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

22.	Segmented information

Corporate and other activities include the Group's exploration activities in South America. The exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results.

Three months ended March 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$165,673	$220,983	$-	$-	$386,656
Cost of sales
Mine operating costs	98,530	86,747	-	-	185,277
Depreciation and amortization	26,912	53,696	-	-	80,608
Gross profit	40,231	80,540	-	-	120,771
Selling and administrative expenses	-	-	-	5,715	5,715
Exploration and evaluation	3,926	1,133	-	2,283	7,342
Other operating (income) and expenses	(218)	7,909	115	43	7,849
Results from operating activities	$36,523	$71,498	$(115)	$(8,041)	$99,865
Finance income					(1,378)
Finance expenses					38,304
Other finance losses					(10,164)
Profit before tax					73,103
Tax expense					31,658
Profit for the period					$41,445

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three months ended March 31, 2018 and 2017

Three months ended March 31, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$157,710	$104,057	$-	$-	$261,767
Cost of sales
Mine operating costs	91,002	51,454	-	-	142,456
Depreciation and amortization	31,167	31,498	-	-	62,665
Gross profit	35,541	21,105	-	-	56,646
Selling and administrative expenses	-	-	-	10,285	10,285
Exploration and evaluation	997	305	-	686	1,988
Other operating income and expenses	1,114	(6,748)	194	153	(5,287)
Results from operating activities	$33,430	$27,548	$(194)	$(11,124)	$49,660
Finance income					(506)
Finance expenses					42,882
Other finance losses					2,647
Profit before tax					4,637
Tax expense					14,666
Loss for the period					$(10,029)

March 31, 2018
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$707,571	$2,749,222	$867,183	$366,772	$4,690,748
Total liabilities	498,481	911,202	112,028	1,023,716	2,545,427
Property, plant and equipment	602,197	2,460,016	845,639	4,020	3,911,872

December 31, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$738,967	$2,750,114	$856,589	$382,346	$4,728,016
Total liabilities	510,506	932,423	110,945	1,061,797	2,615,671
Property, plant and equipment	619,476	2,503,900	836,759	4,098	3,964,233

January 1, 2017 (Restated)
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$730,240	$2,808,370 $	822,498	$144,056 $	4,505,164
Total liabilities	475,644	980,479	158,236	1,130,726	2,745,085
Property, plant and equipment	606,348	2,540,846	800,542	6,016	3,953,752